AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1997
                                                    REGISTRATION NO. 333-12257
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM S-3/A
                               AMENDMENT NO. 2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                        SINCLAIR BROADCAST GROUP, INC.

              (Exact name of registrant as specified in its charter)

           Maryland                          4833                      52-1494660
(State or other jurisdiction of   (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification Number)


                            2000 WEST 41ST STREET
                          BALTIMORE, MARYLAND 21211
                                (410) 467-5005

   (Address,     including zip code, and telephone number,  including area code, of registrant's principal executive offices)

                                DAVID D. SMITH
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SINCLAIR BROADCAST GROUP, INC.
                            2000 WEST 41ST STREET
                          BALTIMORE, MARYLAND 21211
                                (410) 467-5005

   (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               With a copy to:


          George P. Stamas, Esq.                      Steven A. Thomas, Esq.
        Wilmer, Cutler & Pickering                   Thomas & Libowitz, P.A.
           2445 M Street, N.W.                    100 Light Street -- Suite 1100
          Washington, D.C. 20037                       Baltimore, MD 21202
              (202) 663-6000                              (410) 752-2468

   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration
                                  Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
[ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

 -----------------------------------------------------------------------------

                                         PROPOSED      PROPOSED MAXIMUM
TITLE OF EACH CLASS                       MAXIMUM          AGGREGATE         AMOUNT OF
OF SECURITIES TO BE    AMOUNT TO BE   OFFERING PRICE       OFFERING        REGISTRATION
     REGISTERED         REGISTERED       PER UNIT            PRICE              FEE
--------------------  -------------- ---------------- ------------------ ----------------
Class A Common
Stock...............  5,750,000      $ 37.25(a)       $214,187,500       $73,858(b)
Class A Common
Stock...............  1,437,500      $ 39.66(c)       $ 57,055,859       $17,275(b)
Class A Common
Stock...............  4,362,500      $37.375(d)       $163,048,438       $49,409


 -----------------------------------------------------------------------------
(a) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933 based on the average of the high and low prices paid for a share of the Registrant's Class A Common Stock, $.01 par value, as reported by the Nasdaq National Market on September 11, 1996.

(b)  Previously paid.

(c) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933 based on the average of the high and low prices paid for a share of the Registrant's Class A Common Stock, $.01 par value, as reported by the Nasdaq National Market on October 11, 1996.

(d) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933 based on the average of the high and low prices paid for a share of the Registrant's Class A Common Stock, $.01 per value, as reported by the Nasdaq National Market on August 8, 1997.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                              11,550,000 SHARES


                                      SBG
                            SINCLAIR BROADCAST GROUP
                             ---------------------

                             CLASS A COMMON STOCK
                           PAR VALUE $.01 PER SHARE


   Of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") offered hereby, 10,250,000 shares are being sold by Sinclair Broadcast Group, Inc. (the "Company" or "Sinclair") and 1,300,000 shares are being sold by certain stockholders of the Company ("Selling Stockholders"). See "Selling Stockholders" and "Underwriting." The shares offered hereby will be sold at prices and on terms to be determined at the time of a sale or sales. The shares may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time. In addition, the shares may be sold by the Company or the Selling Stockholders to other purchasers directly or through agents. Certain terms of the sale of the shares in respect of which this Prospectus is being delivered, including, where applicable, the names of the underwriters, dealers and agents, the public offering price, the proceeds to the Company (if any) from such sale, and any applicable commissions, discounts and other terms constituting compensation to such underwriters, dealers or agents, will be set forth in a Prospectus Supplement, to the extent required (the "Prospectus Supplement"). See "Plan of Distribution." The Class A Common Stock is traded on the Nasdaq National Market System under the symbol "SBGI."

   The Company's outstanding capital stock consists of the Class A Common Stock, shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock") and shares of Series C Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"). The rights of the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock") are identical, except that each share of Class A Common Stock entitles the holder thereof to one vote in respect of matters submitted for the vote of holders of Common Stock, whereas each share of Class B Common Stock entitles the holder thereof to one vote on "going private" and certain other transactions and to ten votes on other matters. Immediately after the sale of all shares covered by this Prospectus, the Controlling Stockholders (as defined) will have the power to vote 100% of the outstanding shares of Class B Common Stock representing, together with the Class A Common Stock held by the Controlling Stockholders, approximately 92.1% of the aggregate voting power of the Company's capital stock, assuming no exercise of the Underwriters' over-allotment option. Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon sale or other transfer to a party other than certain affiliates of the Controlling Stockholders. Each share of Series B Preferred Stock has a liquidation preference of $100, is convertible into 3.64 shares of Class A Common Stock (subject to adjustment), and has 3.64 votes on all matters on which shares of Common Stock have a vote. Except as described herein, the Series C Preferred Stock does not have rights to vote on matters on which shares of Common Stock have a vote. See "Description of Capital Stock."

   See "Risk Factors" beginning on page 3 for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                The date of this Prospectus is August 18, 1997

                            AVAILABLE INFORMATION


   The  Company is subject to the  information  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 75 Park Place, Room 1228, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which is publicly available though the Commission's Web site (http://www.sec.gov). In addition, the Company's Class A Common Stock is listed on the Nasdaq Stock Market's National Market System, and material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") with the Commission in Washington, D.C., in accordance with the provision of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common
Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission or on EDGAR or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents filed by the Company with the Commission pursuant to Sections 13(a) and 15(d) of the Exchange Act are incorporated hereby by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (as amended), together with the report of Arthur Andersen LLP, independent certified public accountants;

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; and

     (c) The Company's Current Reports on Form 8-K and Form 8-K/A filed May 10, 1996, May 13, 1996, May 17, 1996, May 29, 1996, August 30, 1996,
          September 5, 1996,  February 25,  1997,  June 27, 1997,  July 2, 1997,
          July 14, 1997, July 17, 1997, July 29, 1997 and August 13, 1997.

   All documents filed by the Company pursuant to Sections 13(a), 13(c) 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Class A Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

   A copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference into any such document) will be provided without charge to any person to whom a copy of this Prospectus is delivered, upon written or oral request. Requests should be directed to:

                            Patrick J. Talamantes
                      Sinclair Broadcasting Group, Inc.
                             2000 W. 41st Street
                             Baltimore, MD 21211

   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

   IN CONNECTION WITH THE OFFERING OF SHARES PURSUANT TO THIS PROSPECTUS, THE UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "PLAN OF DISTRIBUTION."

                                 THE COMPANY

   The Company is a diversified broadcasting company that owns or provides programming services to more television stations than any other commercial broadcasting group in the United States. The Company currently owns or provides programming services pursuant to Local Marketing Agreements (LMAs) to 29 television stations, has pending acquisitions of four additional television stations, and has pending acquisitions of agreements to provide programming to two additional stations. The Company believes it is also one of the top 20 radio groups in the United States, when measured by the total number of radio stations owned, programmed or with which the Company has Joint Sales Agreements (JSAs). The Company owns or provides programming services to 27 radio stations, has pending acquisitions of 24 radio stations, and has options to acquire an additional seven radio stations.

   The Company is a Maryland corporation formed in 1986. The Company's principal offices are located at 2000 West 41st Street, Baltimore, Maryland 21211, and its telephone number is (410) 467-5005.


                                 RISK FACTORS


   In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should review carefully the following risks concerning the Company, the Class A Common Stock and the broadcast industry before purchasing the Class A Common Stock offered hereby.


SUBSTANTIAL LEVERAGE AND PREFERRED STOCK OUTSTANDING


   The Company has consolidated indebtedness that is substantial in relation to its total stockholders' equity. As of July 31, 1997, the Company had outstanding long-term indebtedness (including current installments) of approximately $1.2 billion. In addition, Sinclair Capital, a subsidiary trust of the Company (the "Trust"), had issued and outstanding $200 million aggregate liquidation amount of 11 5/8 % High Yield Trust Offered Preferred Securities (the "Preferred Securities"), which are ultimately backed by $206.2 million liquidation amount Series C Preferred Stock each of which must be redeemed in 2009. The Company may borrow additional amounts under a bank credit facility governed by an Amended and Restated Credit Agreement dated as of May 20, 1997 with The Chase Manhattan Bank, as agent (as amended from time to time, the "Bank Credit Agreement") and expects to do so to finance its pending acquisition of assets from Heritage Media Group. (the "Heritage Acquisition") The Company also had outstanding 1,106,608 shares of Series B Convertible Preferred Stock with an aggregate liquidation preference of $110.7 million as of July 31, 1997. The Company also has significant program contracts payable and commitments for future programming. Moreover, subject to the restrictions contained in its debt instruments and preferred stock, the Company may incur additional debt and issue additional preferred stock in the future.

   The Company and its subsidiaries have and will continue to have significant payments relating to the Bank Credit Agreement, the 10% Senior Subordinated Notes due 2003 (the "1993 Notes"), the 10% Senior Subordinated Notes due 2005 (the "1995 Notes"), the 9% Senior Subordinated Notes due 2007 (the "1997 Notes," and, together with the 1993 Notes and the 1995 Notes, the "Existing Notes"), and the Preferred Securities, and a significant amount of the Company's cash flow will be required to service these obligations. The Company, on a consolidated basis, reported interest expense of $84.3 million for the year ended December 31, 1996. After giving pro forma effect to acquisitions completed by the Company in 1996, the issuance of the Preferred Securities and the issuance of the 1997 Notes as though each occurred on January 1, 1996, and the use of the net proceeds therefrom, the interest expense and Subsidiary Trust Minority Interest Expense would have been $145.9 million. The weighted average interest rates on the Company's indebtedness under the Bank Credit Agreement during the year ended December 31, 1996 was 8.08%.

   The $400 million revolving credit facility available to the Company under the Bank Credit Agreement will be subject to reductions beginning March 31, 2000, and will mature on the last business day of December 2004. Payment of portions of the $600 million term loan under the Bank Credit Agreement begins on September 30, 1997 and the term loan must be fully repaid by December 31, 2004. The 1993

Notes mature in 2003, the 1995 Notes mature in 2005 and the 1997 Notes mature in 2007. The Parent Preferred must be redeemed in 2009. Required repayment of indebtedness of the Company totaling approximately $1.2 billion will occur at various dates through May 31, 2007.


   The Company's current and future debt service obligations and obligations to make distributions on and to redeem preferred stock could have adverse consequences to holders of Class A Common Stock, including the following: (i) the Company's ability to obtain financing for future working capital needs or additional acquisitions or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness and payments related to the Preferred Securities, thereby reducing funds available for operations; (iii) the Company may be vulnerable to changes in interest rates under its credit facilities; and (iv) the Company may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be limited in its ability to withstand competitive pressures. If the Company is unable to service or refinance its indebtedness or preferred stock, it may be required to sell one or more of its stations to reduce debt service obligations.

   The Company expects to be able to satisfy its future debt service and dividend and other payment obligations and other commitments with cash flow from operations. However, there can be no assurance that the future cash flow of the Company will be sufficient to meet such obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There can be no assurance that any such refinancing or additional financing could be obtained on acceptable terms. If the Company is unable to service or refinance its indebtedness, it may be required to sell one or more of its stations to reduce debt service obligations.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS


   The indentures relating to the Existing Notes (the "Existing Indentures") restrict, among other things, the Company's and its Subsidiaries' (as defined in the Existing Indentures) ability to (i) incur additional indebtedness, (ii) pay dividends, make certain other restricted payments or consummate certain asset sales, (iii) enter into certain transactions with affiliates, (iv) incur indebtedness that is subordinate in priority and in right of payment to any senior debt and senior in right of payment to the Existing Notes, (v) merge or consolidate with any other person, or (vi) sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company. In addition, the Bank Credit Agreement contains certain other and more restrictive covenants, including restrictions on redemption of capital stock, a limitation on the aggregate size of future acquisitions undertaken without lender consent, a requirement that certain conditions be satisfied prior to consummation of future acquisitions, and a limitation on the amount of capital expenditures permitted by the Company in future years without lender consent. The Bank Credit Agreement also requires the Company to maintain specific financial ratios and to satisfy certain financial condition tests. The Company's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. The breach of any of these covenants could result in a default under the Bank Credit Agreement and/or the Existing Indentures. In the event of a default under the Bank Credit Agreement or the Existing Indentures, the lenders and the noteholders could seek to declare all amounts outstanding under the Bank Credit Agreement and the Existing Notes, together with accrued and unpaid interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders under the Bank Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Bank Credit Agreement or the Existing Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. Substantially all of the assets of the Company and its Subsidiaries (other than the assets of KDSM, Inc. which ultimately back-up the Series C Preferred Stock) are pledged as security under the Bank Credit Agreement. The Subsidiaries (with the exception of Cresap Enterprises, Inc., KDSM, Inc. and KDSM Licensee, Inc.) also guarantee the indebtedness under the Bank Credit Agreement and the Existing Indentures.

   In addition to a pledge of substantially all of the assets of the Company and its Subsidiaries, the Company's obligations under the Bank Credit Agreement are secured by mortgages on certain real property assets of certain non-Company entities (the "Stockholder Affiliates") owned and controlled by the Company's current majority stockholders (David D. Smith, Frederick G. Smith, J. Duncan
Smith and Robert E. Smith, collectively, the "Controlling Stockholders"), including Cunningham Communications, Inc. ("CCI"), Gerstell Development Corporation ("Gerstell"), Gerstell Development Limited Partnership ("Gerstell LP") and Keyser Investment Group, Inc. ("KIG"). If the Company were to seek to replace the Bank Credit Agreement, there can be no assurance that the assets of these Stockholder Affiliates would be available to provide additional security under a new credit agreement, or that a new credit agreement could be arranged on terms as favorable as the terms of the Bank Credit Agreement without a pledge of such Stockholder Affiliates' assets.


CONFLICTS OF INTEREST

   In addition to their respective interests in the Company, the Controlling Stockholders have interests in various non-Company entities which are involved in businesses related to the business of the Company, including, among others, the operation of a television station in St. Petersburg, Florida since 1991 and a television station in Bloomington, Indiana since 1990. In addition, the Company leases certain real property and tower space from and engages in other transactions with the Stockholder Affiliates, which are controlled by the Controlling Stockholders. Although the Controlling Stockholders have agreed to divest interests in the Bloomington station that are attributable to them under applicable FCC regulations, the Controlling Stockholders and the Stockholder Affiliates may continue to engage in the operation of the St. Petersburg, Florida station and other already existing businesses. However, under Maryland law, generally a corporate insider is precluded from acting on a business opportunity in his or her individual capacity if that opportunity is one which the corporation is financially able to undertake, is in the line of the corporation's business and of practical advantage to the corporation, and is one in which the corporation has an interest or reasonable expectancy. Accordingly, the Controlling Stockholders generally are required to engage in new business opportunities of the Company only through the Company unless a majority of the Company's disinterested directors decide under the standards discussed above, that it is not in the best interests of the Company to pursue such opportunities. Non-Company activities of the Controlling Stockholders such as those described above could, however, present conflicts of interest with the Company in the allocation of management time and resources of the Controlling Stockholders, a substantial majority of which is currently devoted to the business of the Company.


   In addition, there have been and will be transactions between the Company and Glencairn Ltd. (with its subsidiaries, "Glencairn"), a corporation in which relatives of the Controlling Stockholders beneficially own a majority of the equity interests. Glencairn is the owner-operator and licensee of WRDC in Raleigh/Durham, WVTV in Milwaukee, WNUV in Baltimore, WABM in Birmingham, KRRT in San Antonio, and WFBC in Greenville/Spartanburg, South Carolina. The Company has also agreed to sell the assets essential for broadcasting a television signal in compliance with regulatory guidelines ("License Assets") relating to WTTE in Columbus, Ohio to Glencairn and to enter into an LMA with Glencairn pursuant to which the Company will provide programming services for this station after the acquisition of the License Assets by Glencairn. See "Business of Sinclair--Broadcasting Acquisitions Strategy" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein. The FCC has approved this transaction. However, the Company does not expect this transfer to occur unless the Company acquires the assets of WSYX in Columbus, Ohio.

   Two persons who are expected to become directors of the Company, Barry Baker (who is also expected to become an executive officer of the Company) and Roy F. Coppedge, III, have direct and indirect interests in River City Broadcasting, L.P. ("River City"), from which the Company purchased certain assets in 1996 (the "River City Acquisition"). In addition, in connection with the River City Acquisition, the Company has entered into various ongoing agreements with River City, including options to acquire assets that were not acquired at the time of the initial closing of the River City Acquisition, and LMAs relating to stations for which River City continues to own License Assets. See "Business--Broadcasting Acquisition Strategy" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein. Messrs. Baker and Coppedge were not officers or directors of the Company at the time these agreements were entered into, but, upon their expected election to the board of directors of the Company and upon Mr. Baker's expected appointment as an executive officer of the Company, they may have conflicts of interest with respect to issues that arise under any continuing agreements and any other agreements with River City.


   The Bank Credit Agreement, the Existing Indentures and the Series C Preferred Stock provide that transactions between the Company and its affiliates must be no less favorable to the Company than would be available in comparable transactions in arm's-length dealings with an unrelated third party. Moreover, the Existing Indentures provide that any such transactions involving aggregate payments in excess of $1.0 million must be approved by a majority of the members of the board of directors of the Company and the Company's independent directors (or, in the event there is only one independent director, by such director), and, in the case of any such transactions involving aggregate payments in excess of $5.0 million, the Company is required to obtain an opinion as to the fairness of the transaction to the Company from a financial point of view issued by an investment banking or appraisal firm of national standing.


VOTING RIGHTS; CONTROL BY CONTROLLING STOCKHOLDERS;
POTENTIAL ANTI-TAKEOVER EFFECT OF DISPROPORTIONATE VOTING RIGHTS


   The Company's Common Stock has been divided into two classes, each with different voting rights. The Class A Common Stock entitles a holder to one vote per share on all matters submitted to a vote of the stockholders, whereas the Class B Common Stock, 100% of which is beneficially owned by the Controlling Stockholders, entitles a holder to ten votes per share, except for "going private" and certain other transactions for which the holder is entitled to one vote per share. The Class A Common Stock, the Class B Common Stock and the Series B Convertible Preferred Stock vote together as a single class (except as otherwise may be required by Maryland law) on all matters submitted to a vote of stockholders, with each share of Series B Preferred Stock entitled to 3.64 votes on all such matters. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock and holders of Series B Convertible Preferred Stock may at any time convert each share of Series B Convertible Preferred Stock into 3.64 Shares of Class A Common Stock.

   The Controlling Stockholders own in the aggregate over 60% of the outstanding voting capital stock (including the Series B Preferred Stock) of the Company and control over 90% of all voting rights associated with the Company's capital stock. As a result, any three of the Controlling Stockholders will be able to elect a majority of the members of the board of directors of Sinclair and, thus, will have the ability to maintain control over the operations and business of the Company.

   The Controlling Stockholders have entered into a stockholders' agreement (the "Stockholders' Agreement") pursuant to which they have agreed, for a period ending in 2005, to vote for each other as candidates for election to the board of directors. In addition, in connection with the River City Acquisition, the Controlling Stockholders and Barry Baker and Boston Ventures IV Limited Partnership and Boston Ventures IVA Limited Partnership (collectively, "Boston Ventures") have entered into a voting agreement (the "Voting Agreement") pursuant to which the Controlling Stockholders have agreed to vote in favor of certain specified matters including, but not limited to, the appointment of Mr. Baker and Mr. Coppedge (or another designee of Boston Ventures) to the Company's Board of Directors at such time as they are allowed to become directors pursuant to FCC rules. Mr. Baker and Boston Ventures, in turn, have agreed to vote in favor of the reappointment of each of the Controlling Stockholders to the Company's board of directors. The Voting Agreement will remain in effect with respect to Mr. Baker for as long as he is a director of the Company and will remain in effect with respect to Mr. Coppedge (or another designee of Boston Ventures) until the first to occur of (a) the later of (i) May 31, 2001 and (ii) the expiration of the initial five-year term of Mr. Baker's employment agreement and (b) such time as Boston Ventures no longer owns directly or indirectly through its interest in River City at least 721,115 shares of Class A Common Stock (including shares that may be obtained on conversion of the Series B Convertible Preferred Stock). See "Management--Employment Agreements" in Sinclair's Annual Report on Form 10-K (as amended) for the year ended December 31, 1996 (the "1996 10-K") incorporated herein by reference.

   The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock and the Stockholders' Agreement and Voting Agreement may make the Company a less attractive target for a takeover than it otherwise might be or render more difficult or discourage a merger proposal, tender offer or other transaction involving an actual or potential change of control of the Company. In addition, the Company has the right to issue additional shares of preferred stock the terms of which could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company and accordingly may be used as an anti-takeover device.


DEPENDENCE UPON KEY PERSONNEL; EMPLOYMENT AGREEMENTS WITH KEY PERSONNEL

   The Company believes that its success will continue to be dependent upon its ability to attract and retain skilled managers and other personnel, including its present officers, regional directors and general managers. The loss of the services of any of the present officers, especially its President and Chief Executive Officer, David D. Smith, or Barry Baker, who is currently a consultant to the Company and is expected to become President and Chief Executive Officer of Sinclair Communications, Inc. (a wholly owned subsidiary of the Company that holds all of the broadcast operations of the Company, "SCI") and Executive Vice President and a director of the Company as soon as permissible under FCC rules, may have a material adverse effect on the operations of the Company. Each of the Controlling Stockholders has entered into an employment agreement with the Company, each of which terminates June 12, 1998, unless renewed for an additional one year period according to its terms, and Barry Baker has entered into an employment agreement that terminates in 2001. See "Management--Employment Agreements" in the 1996 10-K. The Company has key-man life insurance for Mr. Baker, but does not currently maintain key personnel life insurance on any of its executive officers.


   Mr. Baker cannot be appointed as an executive officer or director of the Company until such time as (i) either the Controlling Stockholders dispose of their attributable interests (as defined by applicable FCC rules) in a television station in the Indianapolis DMA or Mr. Baker no longer has an attributable interest in WTTV or WTTK in Indianapolis; and (ii) either the Company disposes of its attributable interest in WTTE in Columbus or Mr. Baker no longer has an attributable interest in WSYX in Columbus. There can be no assurance as to when or whether these events will occur. The failure of Mr. Baker to become a director and officer of the Company on or before August 31, 1997 may allow Mr. Baker to terminate his employment agreement. The Company has no reason to believe Mr. Baker will terminate his employment agreement in such event. If Mr. Baker's employment agreement is terminated under certain specified circumstances, Mr. Baker will have the right to purchase from the Company at fair market value either (i) the Company's broadcast operations in either the St. Louis market or the Asheville/Greenville/Spartanburg market or (ii) all of the Company's radio operations, either of which may also have a material adverse effect on the operations of the Company.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH; FUTURE ACCESS TO CAPITAL


   Since the beginning of 1992, the Company has experienced rapid and substantial growth primarily through acquisitions and the development of LMA arrangements. In 1996 and 1997, the Company completed the River City Acquisition and other acquisitions, which increased the number of television stations owned or provided programming services by the Company from 13 to 29 and increased the number of radio stations owned or provided programming or sales services from none to 27 radio stations. In addition, the Company has entered into an agreement to acquire four television and 24 radio stations in connection with the Heritage Acquisition. There can be no assurance that the Company will be able to continue to locate and complete acquisitions on the scale of the River City Acquisition, the Heritage Acquisition or in general. In addition, acquisitions in the television and radio industry have come under increased scrutiny from the Department of Justice and the Federal Trade Commission. See "Business of Sinclair--Federal Regulation of Television and Radio Broadcasting" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein. Accordingly, there is no assurance that the Company will be able to maintain its rate of growth or that the Company will continue to be able to integrate and successfully manage such expanded operations, including those to be acquired in the Heritage Acquisition. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities which could have a material adverse effect on the Company's operating results, particularly during the period immediately following such acquisitions. Additional debt or capital may be required in order to complete future acquisitions, and there can be no assurance the Company will be able to obtain such financing or raise the required capital.

DEPENDENCE ON ADVERTISING REVENUES; EFFECT OF LOCAL, REGIONAL AND NATIONAL ECONOMIC CONDITIONS

   The Company's operating results are primarily dependent on advertising revenues which, in turn, depend on national and local economic conditions, the relative popularity of the Company's programming, the demographic characteristics of the Company's markets, the activities of competitors and other factors which are outside the Company's control. Both the television and radio industries are cyclical in nature, and the Company's revenues could be adversely affected by a future local, regional or national recessionary environment.

RELIANCE ON TELEVISION PROGRAMMING


   One of the Company's most significant operating cost components is television programming. There can be no assurance that the Company will not be exposed in the future to increased programming costs which may materially adversely affect the Company's operating results. Acquisitions of program rights are usually made two or three years in advance and may require multi-year commitments, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs.

CERTAIN NETWORK AFFILIATION AGREEMENTS

   All but one of the television stations owned or provided programming services by the Company are affiliated with a network. Under the affiliation agreements, the networks possess, under certain circumstances, the right to terminate the agreement on prior written notice generally ranging between 15 and 45 days, depending on the agreement. Ten of the stations currently owned or programmed by the Company are affiliated with Fox and 39.0% of the Company's revenue in 1996 on a pro forma basis (without giving effect to the Heritage Acquisition) was from Fox affiliated stations. WVTV, a station to which the Company provides programming services in Milwaukee, Wisconsin pursuant to an LMA, WTTO, a station owned by the Company in Birmingham, Alabama, and WDBB, a station to which the Company provides programming services in Tuscaloosa, Alabama pursuant to an LMA, each of which was previously affiliated with Fox, had their affiliation agreements with Fox terminated by Fox in December 1994, September 1996 and September 1996, respectively. WVTV and WTTO are now affiliates of the WB Television Network ("WB"). In addition, the Company has been notified by Fox of Fox's intention to terminate WLFL's affiliation with Fox in the Raleigh-Durham market and WTVZ's affiliation with Fox in the Norfolk market, effective August 31, 1998, and the Company has entered into an agreement with WB for those stations to become affiliated with WB at that time. On August 20, 1996, the Company entered into an agreement with Fox limiting Fox's rights to terminate the Company's affiliation agreements with Fox in other markets, but there can be no assurance that the Fox affiliation agreements will remain in place or that Fox will continue to provide programming to affiliates on the same basis that currently exists. See "Business of Sinclair--Television Broadcasting" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein. The Company's UPN affiliation agreements expire in January 1998. The non-renewal or termination of affiliations with Fox or any other network could have a material adverse effect on the Company's operations.


   Each of the affiliation agreements relating to television stations involved in the River City Acquisition (other than River City's ABC and Fox affiliates) is terminable by the network upon transfer of the License Assets of the stations. These stations are continuing to operate as network affiliates, but there can be no assurance that the affiliation agreements will be continued, or that they will be continued on terms favorable to the Company. If any affiliation agreements are terminated, the affected station could lose market share, may have difficulty obtaining alternative programming at an acceptable cost, and may otherwise be adversely affected.


   Twelve stations owned or programmed by the Company are affiliated with UPN, a network that began broadcasting in January 1995. Two stations owned or programmed by the Company are operated as affiliates with WB, a network that began broadcasting in January 1995, and, pursuant to an agreement between the Company and WB, certain of the Company's stations affiliated with UPN will become affiliated with WB when their current affiliations expire in January 1998. There can be no assurance as to the future success of UPN or WB programming or as to the continued operation of the UPN or WB networks.

COMPETITION

   The  television  and radio  industries  are highly  competitive.  Some of the stations and other businesses with which the Company's stations compete are subsidiaries of large, national or regional companies that may have greater resources than the Company. Technological innovation and the resulting proliferation of programming alternatives, such as cable television, wireless cable, in home satellite-to-home distribution services, pay-per-view and home video and entertainment systems have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to new types of competition. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio broadcasting ("DAB"). In April 1997, the FCC awarded two licenses for DAB. DAB may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences.

   The Company's stations face strong competition for market share and advertising revenues in their respective markets from other local free over-the-air radio and television broadcast stations, cable television and over-the-air wireless cable television as well as newspapers, periodicals and other entertainment media. Some competitors are part of larger companies with greater resources than the Company. In addition, the FCC has adopted rules which permit telephone companies to provide video services to homes on a common-carrier basis without owning or controlling the product being distributed, and proposed legislation could relax or repeal the telephone-cable cross-ownership prohibition for all systems. See "Business of Sinclair--Competition" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein.

   In February 1996, the Telecommunications Act of 1996 (the "1996 Act") was adopted by the Congress of the United States and signed into law by President Clinton. The 1996 Act contains a number of sweeping reforms that are having an impact on broadcasters, including the Company. While creating substantial opportunities for the Company, the increased regulatory flexibility imposed by the 1996 Act and the removal of previous station ownership limitations have sharply increased the competition for and prices of stations. The 1996 Act also frees telephone companies, cable companies and others from some of the restrictions which have previously precluded them from involvement in the provision of video services. The 1996 Act may also have other effects on the competition the Company faces, either in individual markets or in making acquisitions.

IMPACT OF NEW TECHNOLOGIES

   The FCC has taken a number of steps to implement digital television ("DTV") broadcasting service in the United States. In December 1996, the FCC adopted a DTV broadcast standard and, in April 1997, made decisions in several pending rulemaking proceedings that establish service rules and a plan for implementing DTV. The FCC adopted a DTV Table of Allotments that provides all authorized television stations with a second channel on which to broadcast a DTV signal. The FCC has attempted to provide DTV coverage areas that are comparable to stations' existing service areas. The FCC has ruled that television broadcast licensees may use their digital channels for a wide variety of services such as high-definition television, multiple standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard.


   Initially, DTV channels will be located in the range of channels from channel 2 through channel 51. The FCC is requiring that affiliates of ABC, CBS, Fox and NBC in the top 10 television markets begin digital broadcasting by May 1, 1999 (the stations affiliated with these networks in the top 10 markets have voluntarily committed to begin digital broadcasting within 18 months), and that affiliates of these networks in markets 11 through 30 begin digital broadcasting by November 1999. The FCC's plan calls for the DTV transition period to end in the year 2006, at which time the FCC expects that (i) DTV channels will be clustered either in the range of channels 2 through 46 or channels 7 through 51; and (ii) television broadcasters will have ceased broadcasting on their non-digital channels, allowing that spectrum to be recovered by the government for other uses. Under the Balanced Budget Act recently signed into law by President Clinton, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given case: (a) one or more television stations affiliated with one of the four major networks in a market are not broadcasting digitally and the FCC determines that the station(s) has
(have) "exercised due diligence" in attempting to convert to digital broadcasting; (b) less than 85% of the television households in the station's market subscribe to a multichannel video service (cable, wireless cable or DBS) that carries at least one digital channel from each of the local stations in that market; or (c) less than 85% of the television households in the station's market can receive digital signals off the air using either a set-top converted box for an analog television set or a new digital television set. The Balanced Budget Act also directs the FCC to auction the non-digital channels by September 30, 2002 even though they are not to be reclaimed by the government until at least December 31, 2006. The FCC has stated that it will open a separate proceeding to consider the recovery of television channels 60 through 69 and how those frequencies will be used after they are eventually recovered from television broadcasters. Additionally, the FCC will open a separate proceeding to consider to what extent the cable must-carry requirements will apply to DTV signals.


   Implementation of digital television will improve the technical quality of television signals received by viewers. Under certain circumstances, however, conversion to digital operation may reduce a station's geographic coverage area or result in some increased interference. The FCC's DTV allotment plan may also result in UHF stations having considerably less signal power within their service areas than present VHF stations that move to DTV channels. The Company has filed with the FCC a petition for reconsideration of the FCC's DTV allotment plan because of its concerns with respect to the relative DTV signal powers of VHF/UHF and UHF/UHF stations. Implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher utility costs. The FCC is also considering imposing new public interest requirements on television licensees in exchange for their receipt of DTV channels. The Company cannot predict what future actions the FCC might take with respect to DTV, nor can it predict the effect of the FCC's present DTV implementation plan or such future actions on the Company's business.

   Further advances in technology may also increase competition for household audiences and advertisers. The video compression techniques now under development for use with current cable television channels or direct broadcast satellites which do not carry local television signals (some of which commenced operation in 1994) are expected to reduce the bandwidth which is required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach a very defined audience may alter the competitive dynamics for advertising expenditures. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of the Company's operations. See "Business of Sinclair--Competition" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein.

GOVERNMENTAL REGULATIONS; NECESSITY OF MAINTAINING FCC LICENSES


   The broadcasting industry is subject to regulation by the FCC pursuant to the Communications Act. Approval by the FCC is required for the issuance, renewal and assignment of station operating licenses and the transfer of control of station licensees. In particular, the Company's business will be dependent upon its continuing to hold broadcast licenses from the FCC. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses or the licenses owned by the owner-operators of the stations with which the Company has LMAs will be renewed at their expiration dates. A number of federal rules governing broadcasting have changed significantly in recent years and additional changes may occur, particularly with respect to the rules governing digital television, multiple ownership and attribution. The Company cannot predict the effect that these regulatory changes may ultimately have on the Company's operations. Additional information regarding governmental regulation is set forth under "Business of Sinclair--Federal Regulation of Television and Radio Broadcasting" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein.

MULTIPLE OWNERSHIP RULES AND EFFECT ON LMAS


   On a national level, FCC rules and regulations generally prevent an entity or individual from having an attributable interest in television stations that reach in excess of 35% of all U.S. television households (for purposes of this calculation, UHF stations are credited with only 50% of the television households in their markets). The Company currently reaches approximately 9% of U.S. television households using the FCC's method of calculation. On a local level, the "duopoly" rules prohibit attributable interests in two or more television stations with overlapping service areas. There are no national limits on ownership of radio stations, but on a local level no entity or individual can have an attributable interest in more than five to eight stations (depending on the total number of stations in the market), with no more than three to five stations (depending on the total allowed) broadcasting in the same band (AM or FM). There are limitations on the extent to which radio programming can be simulcast through LMA arrangements, and LMA arrangements in radio are counted in determining the number of stations that a single entity may control. FCC rules also impose limitations on the ownership of a television and radio station in the same market, though such cross-ownership is permitted on a limited basis in larger markets.

   The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other entity. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock (or 10% or more of such stock in the case of insurance companies, certain regulated investment companies and bank trust departments that are passive investors) are generally deemed to be attributable, as are positions as an officer or director of a corporate parent of a broadcast licensee. The FCC has proposed changes to these attribution rules. See "Business of Sinclair--Federal Regulation of Television and Radio Broadcasting" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein.


   The FCC has initiated rulemaking proceedings to consider proposals to modify its television ownership restrictions, including ones that may permit the ownership, in some circumstances, of two television stations with overlapping service areas. The FCC is also considering in these proceedings whether to adopt restrictions on television LMAs. The "duopoly" rules currently prevent the Company from acquiring the FCC licenses of television stations with which it has LMAs in those markets where the Company owns a television station. In addition, if the FCC were to decide that the provider of programming services under an LMA should be treated as the owner of the television station and if it did not relax the duopoly rules, or if the FCC were to adopt restrictions on LMAs without grandfathering existing arrangements, the Company could be required to modify or terminate certain of its LMAs. In such an event, the Company could be required to pay termination penalties under certain of its LMAs. The 1996 Act provides that nothing therein "shall be construed to prohibit the origination, continuation, or renewal of any television local marketing agreement that is in compliance with the regulations of the [FCC]." The legislative history of the 1996 Act reflects that this provision was intended to grandfather television LMAs that were in existence upon enactment of the 1996 Act, and to allow television LMAs consistent with the FCC's rules subsequent to enactment of the 1996 Act. In its pending rulemaking proceeding regarding the television duopoly rule, the FCC has proposed to adopt a grandfathering policy providing that, in the event that television LMAs become attributable interests, LMAs that are in compliance with existing FCC rules and policies and were entered into before November 5, 1996, would be permitted to continue in force until the original term of the LMA expires. Under the FCC's proposal, television LMAs that are entered into or renewed after November 5, 1996 would have to be terminated if LMAs are made attributable interests and the LMA in question resulted in a violation of the television multiple ownership rules. All of the Company's LMAs were entered into prior to November 5, 1996, but one was entered into after enactment of the 1996 Act, and the Company expects to enter into two additional LMA's in connection with the Heritage Acquisition. See Business of Sinclair--Federal Regulation of Television and Radio Broadcasting" in Sinclair's Form 8-K dated June 27, 1997, which is incorporated by reference herein. The LMA entered into after enactment of the 1996 Act has a term expiring May 31, 2006. Further, if the FCC were to find that the owners/licensees of the stations with which the Company has LMAs failed to maintain control over their operations as required by FCC rules and policies, the licensee of the LMA station and/or the Company could be fined or could be set for hearing, the outcome of which could be a fine or, under certain circumstances, loss of the applicable FCC license.

   A petition has been filed to deny the application to assign WTTV and WTTK in the Indianapolis DMA from River City to the Company. Although the petition to deny does not challenge the assignments of WTTV and WTTK to the Company, it alleges that station WIIB in the Indianapolis DMA should be deemed an attributable interest of the Controlling Stockholders (resulting in a violation of the FCC's local television ownership restrictions when coupled with the Company's acquisition of WTTV and WTTK) even though the Controlling Stockholders have agreed to transfer their voting stock in WIIB to a third party. The FCC, at the Company's request, has withheld action on the applications for the Company to acquire WTTV and WTTK, and for the Controlling Stockholders to transfer their voting stock in WIIB, pending the outcome of the FCC's rulemaking proceeding concerning the cross-interest policy. The petitioner has appealed deferral of actions on these applications.

   The Company is unable to predict (i) the ultimate outcome of possible changes to the FCC's LMA and multiple ownership rules or the resolution of the above-described petition to deny or (ii) the impact such factors may have upon the Company's broadcast operations. As a result of regulatory changes, the Company could be required to modify or terminate some or all of its LMAs, resulting in termination penalties and/or divestitures of broadcast properties. In addition, the Company's competitive position in certain markets could be materially adversely affected. Thus, no assurance can be given that the changes to the FCC rules or the resolution of this petition to deny will not have a material adverse effect upon the Company.


LMAS--RIGHTS OF PREEMPTION AND TERMINATION

   All of the Company's LMAs allow, in accordance with FCC rules, regulations and policies, preemptions of the Company's programming by the owner-operator and FCC licensee of each station with which the Company has an LMA. In addition, each LMA provides that under certain limited circumstances the arrangement may be terminated by the FCC licensee. Accordingly, the Company cannot be assured that it will be able to air all of the programming expected to be aired on those stations with which it has an LMA or that the Company will receive the anticipated advertising revenue from the sale of advertising spots in such programming. Although the Company believes that the terms and conditions of each of its LMAs should enable the Company to air its programming and utilize the programming and other non-broadcast license assets acquired for use on the LMA stations, there can be no assurance that early terminations of the arrangements or unanticipated preemptions of all or a significant portion of the programming by the owner-operator and FCC licensee of such stations will not occur. An early termination of one of the Company's LMAs, or repeated and material preemptions of programming thereunder, could adversely affect the Company's operations. In addition, the Company's LMAs expire on various dates from March 27, 2000 to May 31, 2006, unless extended or earlier terminated. There can be no assurance that the Company will be able to negotiate extensions of its arrangements on terms satisfactory to the Company.

   In certain of its LMAs, the Company has agreed to indemnify the FCC licensee against certain claims (including trademark and copyright infringement, libel or slander and claims relating to certain FCC proceedings or investigations) that may arise against the FCC licensee as a result of the arrangement.

NET LOSSES


   The Company experienced net losses of $7.9 million and $2.7 million during 1993 and 1994, respectively, net income of $76,000 in 1995 and net income of $1.1 million in 1996 (a net loss of $29.0 million in 1996 on a pro forma basis reflecting the 1996 Acquisitions, the issuance of the 1997 Notes and the Preferred Securities). The Company experienced a net loss of $5.8 million during the six months ended June 30, 1997. The losses include significant interest expense as well as substantial non-cash expenses such as depreciation, amortization and deferred compensation. Notwithstanding the slight net income in 1995 and 1996, the Company expects to experience net losses in the future, principally as a result of interest expense, amortization of programming and intangibles and depreciation.


FORWARD-LOOKING STATEMENTS


   This Prospectus (including the documents or portions thereof incorporated herein by reference and any Prospectus Supplement) contains forward-looking statements. In addition, when used in this Prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are in-
tended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired television and radio stations (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the other risk factors set forth above and the matters set forth in this Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                               USE OF PROCEEDS

   Unless otherwise indicated in the applicable Prospectus Supplement, the Company will use the net proceeds from the sale of Class A Common Stock for general corporate purposes including, without limitation, acquisitions and the repayment of outstanding indebtedness. Pursuant to the terms of the Bank Credit Agreement, all or a portion of the proceeds may be required to be used for reduction of indebtedness. Amounts repaid under the Bank Credit Agreement may be subsequently reborrowed. The Bank Credit Agreement matures on December 31, 2004 and the average interest rate thereunder as of July 31, 1997 was 6.75%. The Company will receive no proceeds from the sale of Class A Common Stock by Selling Stockholders.

                             SELLING STOCKHOLDERS


   The following table sets forth certain information with respect to the Company's voting securities beneficially owned as of August 12, 1997, and as adjusted to reflect the sale of the 11,550,000 shares of Class A Common Stock collectively offered hereby by the Company and the Selling Stockholders. The address of all persons in the table unless otherwise specified is 2000 W. 41st Street, Baltimore, MD 21211. Except as set forth below, each of the shares offered by the Selling Stockholders is currently held as a share of Class B Common Stock, and each of such shares will automatically be converted into a share of Class A Common Stock upon their transfer in the Offering.


                                     SHARES OWNED PRIOR TO THE OFFERING
                               ----------------------------------------------  PERCENTAGE
                                       CLASS A               CLASS B           OF VOTING               PERCENTAGE
                                   COMMON STOCK          COMMON STOCK (1)       POWER OF               OF VOTING
                               --------------------- ------------------------     ALL        NUMBER   POWER OF ALL
                                NUMBER   PERCENT OF   NUMBER      PERCENT OF    CAPITAL        OF       CAPITAL
          NAMES OF               OF       CLASS A      OF          CLASS B    STOCK PRIOR    SHARES   STOCK AFTER
    SELLING STOCKHOLDERS          SHARES   SHARES       SHARES      SHARES    TO OFFERING   OFFERED    OFFERINGS
------------------------------ -------- ------------ ----------- ------------ ------------- --------- -------------
David D. Smith................ 10,000         *      7,249,999      26.3%        25.3%      325,000      24.3%
Frederick G. Smith (2)........  4,000         *      6,754,944      24.5%        23.5%      325,000      22.5%
J. Duncan Smith (3) ..........     --        --      6,969,994      25.3%        24.3%      325,000      23.3%
Robert E. Smith (4) ..........     --        --      6,601,644      23.9%        23.0%      325,000      22.0%

----------

    * Less than one percent.


(1) Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share expect for votes relating to "going private" and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time.


(2)  Includes 506,645 shares held in irrevocable trusts established by Frederick
     G. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.

(3) Includes 491,695 shares held in irrevocable trusts established by J. Duncan Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.

(4) Includes 959,745 shares held in irrevocable trusts established by Robert E. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL


   The Company currently has two classes of Common Stock, each having a par value of $.01 per share, and two classes of issued and outstanding Preferred Stock, also with a par value of $.01 per share. Upon the issuance of all shares covered by this Prospectus, the Controlling Stockholders, by virtue of their beneficial ownership of 100% of the shares of the Class B Common Stock, with its super voting rights as described below, will retain control over the Company's business and operations.

   The following summary of the Company's capital stock does not purport to be complete and is subject to detailed provisions of, and is qualified in its entirety by reference to, the Company's Amended and Restated Articles of Incorporation (the "Amended Certificate"). The Amended Certificate is an exhibit to the Registration Statement of which this Prospectus is a part and is available as set forth under "Available Information."


   The Amended Certificate authorizes the Company to issue up to 100,000,000 shares of Class A Common Stock, par value $.01 per share, 35,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. Upon the issuance of all shares covered by this Prospectus, 44,995,522 shares of Common Stock, consisting of 18,718,941 shares of Class A Common Stock and 26,276,581 shares of Class B Common Stock, will be issued and outstanding, 1,091,825 shares of Series B Preferred Stock will be issued and outstanding and 2,062,000 shares of Series C Preferred Stock will be issued and outstanding.

COMMON STOCK

   The rights of the holders of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and the right of Class B Common Stock to convert into Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote per share. The holders of the Class B Common Stock are entitled to ten votes per share except as described below. The holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by the general corporation laws of the State of Maryland ("Maryland General Corporation Law"). Except for transfers to a "Permitted Transferee" (generally, related parties of a Controlling Stockholder), any transfer of shares of Class B Common Stock held by any of the Controlling Stockholders will cause such shares to be automatically converted to Class A Common Stock. In addition, if the total number of shares of Common Stock held by the Controlling Stockholders falls to below 10% of the total number of shares of Common Stock outstanding, all of the outstanding shares of Class B Common Stock automatically will be classified as Class A Common Stock. In any merger, consolidation or business combination, the consideration to be received per share by the holders of the Class A Common Stock must be identical to that received by the holders of the Class B Common Stock, except that in any such transaction in which shares of a third party's common stock are distributed in exchange for the Company's Common Stock, such shares may differ as to voting rights to the extent that such voting rights now differ among the classes of Common Stock.


   The holders of Class A Common Stock and Class B Common Stock will vote as a single class, with each share of each class entitled to one vote per share, with respect to any proposed (a) "Going Private" transaction; (b) sale or other disposition of all or substantially all of the Company's assets; (c) sale or transfer which would cause a fundamental change in the nature of the Company's business; or (d) merger or consolidation of the Company in which the holders of the Company's Common Stock will own less than 50% of the Common Stock following such transaction. A "Going Private" transaction is defined as any "Rule 13e-3 transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") between the
Company and (i) the Controlling Stockholders, (ii) any affiliate of the Controlling Stockholders, or (iii) any group of which the Controlling Stockholders are an affiliate or of which the Controlling Stockholders are a member. An "affiliate" is defined as (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under the common control of the Controlling Stockholders; (ii) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which any of the Controlling Stockholders is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities or in which any of the Controlling Stockholders has a substantial beneficial interest; (iii) a voting trust or similar arrangement pursuant to which the Controlling Stockholders generally control the vote of the shares of Common Stock held by or subject to any such trust or arrangement; (iv) any other trust or estate in which any of the Controlling Stockholders has a substantial beneficial interest or as to which any of the Controlling Stockholders serves as a trustee or in a similar fiduciary capacity; or (v) any relative or spouse of the Controlling Stockholders or any relative of such spouse who has the same residence as any of the Controlling Stockholders.

   Under Maryland General Corporation Law, the holders of Common Stock are entitled to vote as a separate class with respect to any amendment of the Amended Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

   For a discussion of the effects of disproportionate voting rights upon the holders of the Class A Common Stock, see "Risk Factors -- Voting Rights; Control by Controlling Stockholders."


   Stockholders of the Company have no preemptive rights or other rights to subscribe for additional shares, except that the Class B Common Stock is convertible into Class A Common Stock by the holders thereof. Except as described in the prior sentence, no shares of any class of Common Stock have conversion rights or are subject to redemption. Subject to the rights of any outstanding preferred stock which may be hereafter classified and issued, holders of Common Stock are entitled to receive dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefore and to share, regardless of class, equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. Under the Bank Credit Agreement, the Existing Indentures, the terms of the Series C Preferred Stock and certain other debt of the Company, the Company's ability to declare Common Stock dividends is restricted.

PREFERRED STOCK


   Series B Preferred Stock. As partial consideration for the acquisition of assets from River City, the Company issued 1,150,000 shares of Series A Preferred Stock to River City which has since been converted into 1,150,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock has a liquidation preference of $100 and, after payment of this preference, is entitled to share in distributions made to holders of shares of (plus all accrued and unpaid dividends through the determination date) Common Stock. Each holder of a share of Series B Preferred Stock is entitled to receive the amount of liquidating distributions received with respect to approximately 3.64 shares of Common Stock (subject to adjustment) less the amount of the liquidation preference. The liquidation preference of Series B Preferred Stock is payable in preference to Common Stock of the Company, but may rank equal to or below other classes of capital stock of the Company. After a "Trigger Event" (as defined below), the Series B Preferred Stock ranks senior to all classes of capital stock of the Company as to liquidation preference, except that the Company may issue up to $400 million of capital stock ("Senior Securities"), as to which the Series B Preferred Stock will have the same rank. The Series C Preferred Stock are Senior Securities. A Trigger Event means the termination of Barry Baker's employment with the Company prior to the expiration of the initial five-year term of his employment agreement (1) by the Company for any reason other than for Cause (as defined in the employment agreement) or (2) by Barry Baker upon the occurrence of certain events described in the employment agreement.

   The holders of Series B Preferred Stock do not initially receive dividends, except to the extent that dividends are paid to the holders of Common Stock. A holder of shares of Series B Preferred Stock is entitled to share in any dividends paid to holders of Common Stock, with each share of Series B Preferred Stock allocated the amount of dividends allocated to approximately 3.64 shares of Common Stock (subject to adjustment). In addition, after the occurrence of a Trigger Event, holders of shares of Series B Preferred Stock are entitled to quarterly dividends in the amount of $3.75 per share per quarter for the first year, and in the amount of $5.00 per share per quarter after the first year. Dividends are payable either in cash or in additional shares of Series B Preferred Stock at the rate of $100 per share. Dividends on Series B Preferred Stock are payable in preference to the holders of any other class of capital stock of the Company, except for Senior Securities, which will rank senior to the Series B Preferred Stock as to dividends until a Trigger Event, after which Senior Securities will have the same rank as Series B Preferred Stock as to dividends.

   The Company may redeem shares of Series B Preferred Stock for an amount equal to $100 per share plus any accrued and unpaid dividends at any time beginning 180 days after a Trigger Event, but holders have the right to retain their shares in which case the shares will automatically be converted into shares of Class A Common Stock on the proposed redemption date.

   Each share of Series B Preferred Stock is entitled to approximately 3.64 votes (subject to adjustment) on all matters with respect to which Class A Common Stock has a vote, and the Series B Preferred Stock votes together with the Class A Common Stock as a single class, except that the Series B Preferred Stock is entitled to vote as a separate class (and approval of a majority of such votes is required) on certain matters, including changes in the authorized amount of Series B Preferred Stock and actions affecting the rights of holders of Series B Preferred Stock.


   Shares of Series B Preferred Stock are convertible at any time into shares of Class A Common Stock, with each share of Series B Preferred Stock convertible into approximately 3.64 shares of Class A Common Stock. The conversion rate is subject to adjustment if the Company undertakes a stock split, combination or stock dividend or distribution or if the Company issues Common Stock or securities convertible into Common Stock at a price less than $27.50 per share. Shares of Series B Preferred Stock issued as payment of dividends are not convertible into Class A Common Stock and become void at the time of conversion of a shareholder's other shares of Series B Preferred Stock. All shares of Series B Preferred Stock remaining outstanding on May 31, 2001 (other than shares issued as a dividend) automatically convert into Class A Common Stock on that date.

   Series C Preferred Stock. As of the date of this Prospectus, the Company has issued and outstanding 2,062,000 shares of Series C Preferred Stock, all of which shares are held by KDSM, Inc., a wholly-owned subsidiary of the Company. Each share of Series C Preferred Stock has a liquidation preference (the "Liquidation Amount") of $100 plus an amount equal to any accumulated and unpaid dividends (whether or not earned or declared) to the date of payment. KDSM, Inc. purchased the Series C Preferred Stock from the proceeds of $206,200,000 aggregate principal amount of 11 5/8 % Senior Debentures due 2009 (the "KDSM Senior Debentures"), all of which are held by Sinclair Capital, a trust all of the common securities of which are held by KDSM, Inc. The obligations of KDSM, Inc. under the KDSM Senior Debentures are secured by the Series C Preferred Stock. The Trust purchased the KDSM Senior Debentures from the proceeds of $200 million aggregate liquidation value of 11 5/8 % High Yield Trust Offered Preferred Securities (the "Preferred Securities"). Sinclair has guaranteed the obligations under the Preferred Securities, on a junior subordinated basis in an amount equal to the lesser of (a) the full liquidation preference plus accumulated and unpaid dividends to which the holders of the Preferred Securities are lawfully entitled, and (b) the amount of the Trust's legally available assets remaining after the satisfaction of all claims of other parties which, as a matter of law, are prior to those of the holders of the Preferred Securities. Sinclair has also agreed to fully and unconditionally guarantee the payment of the KDSM Senior Debentures on a junior subordinated basis if and effective as of the time the KDSM Senior Debentures are distributed to holders of the Preferred Securities in certain circumstances.

   The Series C Preferred Stock has a maturity date of March 15, 2009, and will be mandatorily redeemable on its maturity date. With respect to dividend rights and rights upon liquidation, winding-up and dissolution of Sinclair, the Series C Preferred Stock ranks senior to the Sinclair's common stock and Sinclair's Series B Preferred Stock except that upon a Trigger Event the Series C Preferred Stock will rank pari passu with the Series B Preferred Stock in respect of dividend rights and rights upon liquidation, dissolution and winding-up of Sinclair.

   Dividends on the Series C Preferred Stock are payable quarterly at a rate per annum of 12|n % of the stated Liquidation Amount of $100 per share and cumulate from March 12, 1997 (the "Issue Date"). Dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each a "Dividend Payment Date") to the holders of record on the March 1, June 1, September 1 and December 1 next preceding each Dividend Payment Date. Sinclair has the right, at any time and from time to time, to defer dividend payments for up to three consecutive quarters (each a "Dividend Extension Period"); provided that Sinclair will be required to pay all dividends due and owing on the Series C Preferred Stock at least once every four quarters and must pay all dividends due and owing on the Series C Preferred Stock on March 25, 2009. The remedy for the holders of the Series C Preferred Stock upon a failure by Sinclair to pay all dividends due and owing thereon at least once every four quarters (or for any other breaches under the Series C Preferred Stock) is the right to elect two directors to Sinclair's board of directors.

   Holders of the Series C Preferred Stock do not have any voting rights in ordinary circumstances. However, the vote of the holders of a majority in aggregate Liquidation Amount of outstanding Series C Preferred Stock (100% in certain circumstances) is required to approve any amendment to the Amended Certificate or the Articles Supplementary to the Amended Certificate that govern the Series C Preferred Stock (the "Series C Articles Supplementary") that would adversely affect the powers, preferences or special rights of the holders of the Series C Preferred Stock or cause the liquidation, dissolution or winding-up of Sinclair. In addition, the approval of the holders of a majority in aggregate Liquidation Amount of outstanding Series C Preferred Stock is required to approve the issuance of any preferred stock by Sinclair which is senior to the Series C Preferred Stock in right of payment. In addition, upon a Voting Rights Triggering Event (which is defined to include a failure to pay dividends as described above, a failure to make a Change of Control Offer as defined below, a failure to redeem the Series C Preferred Stock upon maturity and a breach of the covenants described below), the holders of a majority in aggregate Liquidation Amount of the outstanding Series C Preferred Stock have the right to elect two directors to the board of directors of Sinclair. KDSM, Inc., as the holder of the Series C Preferred Stock, has agreed not to take or consent to any actions or waive any rights under the Series C Preferred Stock or elect any directors without the approval of the holders of the majority in principal amount of the KDSM Senior Debentures. The Trust, as the holder of the KDSM Senior Debentures, has in turn agreed that it will not provide such approval without the approval of the holders of a majority in aggregate Liquidation Value of the outstanding Preferred Securities (100% in certain circumstances).

   The Series C Articles Supplementary contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on sale of assets; (v) limitation on unrestricted subsidiaries; (vi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person; (vii) provision of financial statements; and (viii) limitation on the issuance of senior preferred stock. Violation of any of these covenants (after a grace period in certain circumstances) will be a Voting Rights Triggering Event.

   Upon a Change of Control of Sinclair (as defined), Sinclair is required to make an offer (a "Change of Control Offer") to redeem all or a portion of the shares of Series C Preferred Stock at 101% of such shares' aggregate Liquidation Amount, plus accrued and unpaid dividends, if any, to the date of redemption unless and for so long as such redemption is prohibited by the terms of the Bank Credit Agreement or the Existing Indentures. If Sinclair does not make and consummate a Change of Control Offer upon a Change of Control, the holders of the Series C Preferred Stock will have the right to elect two directors to the board of directors of Sinclair.

   The Company has the option (a) at any time on or after March 15, 2002 to redeem the Series C Preferred Stock, in whole or in part, in cash at redemption prices declining from 105.813% to 100% (in 2006) of the Liquidation Amount, and
(b) at any time on or prior to March 15, 2000 to redeem, in whole or in part, up to 33-1/3% of the aggregate Liquidation Amount of the Series C Preferred Stock, with the proceeds of one or more Public Equity Offerings (as defined), at a cash redemption price of 111.625% of the principal amount thereof, plus accrued dividends to the date of redemption; provided that after any such redemption at least 66-2/3% of the aggregate Liquidation Amount of the Series C Preferred
Stock originally issued remain outstanding and that such redemption be made within 180 days of each such Public Equity Offering.

   Additional Preferred Stock. The Amended Certificate authorizes the Board of Directors to issue, without any further action by the stockholders, additional preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. Although the ability of the Board of Directors to designate and issue preferred stock provides desirable flexibility, including the ability to engage in future public offerings to raise additional capital, issuance of preferred stock may have adverse effects on the holders of Common Stock including restrictions on dividends on the Common Stock if dividends on the preferred stock have not been paid; dilution of voting power of the Common Stock to the extent the preferred stock has voting rights; or deferral of participation in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock. In addition, issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company and accordingly may be used as an "anti-takeover" device. The Board of Directors, however, is not aware of any pending transactions that would be affected by such issuance.

CERTAIN STATUTORY AND CHARTER PROVISIONS

   The following paragraphs summarize certain provisions of the Maryland General Corporation Law and the Company's Amended Certificate and by-laws. The summary does not purport to be complete and reference is made to Maryland General Corporation Law and the Company's Amended Certificate and By-Laws for complete information.

BUSINESS COMBINATIONS

   Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Stockholder") must be (a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested
Stockholder  for his shares.  In  addition,  an  Interested  Stockholder  or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five (5) years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a Maryland corporation. It is anticipated that the Company's Board of Directors will exempt from the Maryland statute any business combination with the Controlling Stockholders, any present or future affiliate or associate of any of them, or any other person acting in concert or as a group with any of the foregoing persons.

CONTROL SHARE ACQUISITIONS

   The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders excluding shares owned by the acquirer, officers of the corporation and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third of such shares, (ii) one-third or more but less than a majority of such shares, or (iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

   A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

   Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

   The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or excepted by or pursuant to the articles of incorporation or by-laws of the corporation.

EFFECT OF BUSINESS COMBINATION AND CONTROL SHARE ACQUISITION STATUTES

   The business combination and control share acquisition statutes could have the effect of discouraging offers to acquire any such offer.

LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS

   The Company's Amended Certificate provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Amended Certificate provision applies, the remedies available to the Company or a stockholder are limited to equitable remedies such as injunction or rescission. This provision would not, in the opinion of the Commission, eliminate or limit the liability of directors and officers under the federal securities laws.

INDEMNIFICATION

   The Company's Amended Certificate and by-laws provide that the Company may advance expenses to its currently acting and its former directors to the fullest extent permitted by Maryland General Corporation Law, and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Maryland General Corporation Law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of an criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify its officers, employees or agents to the same extent as its directors and to such further extent as is consistent with law.

   The Company has also entered into indemnification agreements with certain officers and directors which provide that the Company shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the final disposition of any claim or proceeding.

FOREIGN OWNERSHIP

   Under the Amended Certificate and to comply with FCC rules and regulations, the Company is not permitted to issue or transfer on its books any of its capital stock to or for the account of any Alien if after giving effect to such issuance or transfer, the capital stock held by or for the account of any alien or aliens would exceed, individually or in the aggregate, 25% of the Company's capital stock at any time outstanding. Pursuant to the Amended Certificate, the Company will have the right to repurchase alien-owned shares at their fair market value to the extent necessary, in the judgment of the Board of Directors, to comply with the alien ownership restrictions. Any issuance or transfer of capital stock in violation of such prohibition will be void and of no force and effect. The Amended Certificate also provides that no Alien or Aliens shall be entitled to vote, direct or control the vote of more than 25% of the total voting power of all the shares of capital stock of the Company outstanding and entitled to vote at any time and from time to time. Such percentage, however, is 20% in the case of the Company's subsidiaries which are direct holders of FCC licenses. In addition, the Amended Certificate provides that no Alien shall be qualified to act as an officer of the Company and no more than 25% of the total number of directors of the Company at any time may be Aliens. The Amended Certificate further gives the Board of Directors of the Company all power necessary to administer the above provisions.

TRANSFER AGENT AND REGISTRAR

   The Transfer Agent and Registrar for the Company's Class A Common Stock is The First National Bank of Boston.

                             PLAN OF DISTRIBUTION

   The shares of Class A Common Stock offered hereby may be sold by the Company on a negotiated or competitive bid basis through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, dealers or agents designated from time to time, or directly to other purchasers. The distribution of the shares offered hereby may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, any Prospectus Supplement with respect to the shares will set forth the method of distribution of the offered shares of Class A Common Stock terms of the offering and the proceeds to the Company from the sale thereof, any underwriting discounts, commission and other terms constituting compensation to underwriters and other items of price, and any discounts or concessions allowed or reallowed or paid to dealers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   If underwriters are utilized, the shares being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. To the extent required, the underwriter or underwriters with respect to the shares being offered by the Company will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent.

   Underwriters may sell the shares of Class A Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. If a dealer is utilized in the sale of the shares, the Company will sell the Class A Common Stock to the dealer as principal. The dealer may then resell the Class A Common Stock to the public at varying prices to be determined by the dealer at the time of sale. To the extent required, any dealer involved in the offer or sale of the shares in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

   The shares may be sold directly by the Company or through agents designated by the Company from time to time. To the extent required, any agent involved in the offer or sale of the shares in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   Any underwriters, dealers and agents that participate in the distribution of the Class A Common Stock may be deemed to be underwriters as the term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any discounts or commissions received by them from the Company and any profits on the resale of the Class A Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements that may be entered into with the Company, to indemnification against or to contribution toward certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect of such liabilities.

   Underwriters, dealers and agents may engage in other transactions with or perform other services for the Company. To the extent required, any such relationships will be set forth in a Prospectus Supplement.

                                LEGAL MATTERS

   The validity of the shares of Class A Common Stock being offered hereby and certain other legal matters regarding the shares of Class A Common Stock will be passed upon for the Company by Thomas & Libowitz, P.A., Baltimore, Maryland, counsel to the Company, and by Wilmer, Cutler & Pickering, Baltimore, Maryland, special securities counsel to the Company. Certain legal matters under the Communications Act and the rules and regulations promulgated thereunder by the FCC will be passed upon for the Company by Fisher Wayland Cooper Leader & Zaragoza L.L.P., Washington. D.C. Basil A. Thomas, a director of the Company, is of counsel to Thomas & Libowitz, P.A.

                                   EXPERTS

   The Consolidated Financial Statements and schedules of the Company as of December 31, 1995 and 1996 and for each of the years ended December 31, 1994, 1995 and 1996, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of River City Broadcasting, L.P. as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Paramount Stations Group of Kerrville, Inc. as of December 31, 1994 and August 3, 1995 and for the year ended December 31, 1994 and the period from January 1, 1995 through August 3, 1995, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of KRRT, Inc. as of December 31, 1995 and for the period from July 25, 1995 through December 31, 1995, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of Superior Communications Group, Inc. at December 31, 1995 and 1994, and for each of the two years in the period ended December 31, 1995, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   The financial statements of Kansas City TV 62 Limited Partnership and Cincinnati TV 64 Limited Partnership as of and for the year ended December 31, 1995, incorporated by reference in this Prospectus by reference to the Form 8-K of Sinclair Broadcast Group, Inc. dated May 9, 1996 (filed May 17, 1996) have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of Class A Common Stock by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall create any implication that information contained herein is correct as of any time subsequent to this date hereof.

                              TABLE OF CONTENTS

                                                 PAGE NO.
                                                ----------
Available Information.........................   1
Incorporation of Certain Documents by
Reference.....................................   1
The Company...................................   3
Risk Factors..................................   3
Use of Proceeds...............................  13
Selling Stockholders..........................  14
Description of Capital Stock..................  15
Plan of Distribution..........................  21
Legal Matters.................................  22
Experts.......................................  22

                              11,550,000 SHARES

                                      SBG
                            SINCLAIR BROADCAST GROUP

                             CLASS A COMMON STOCK

                                  PROSPECTUS
                               AUGUST 18, 1997

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following are the estimated expenses payable by the Company in connection with the issuance and distribution of the securities being registered other than any underwriting compensation.

                       ITEM                           AMOUNT
-------------------------------------------------  ------------
SEC Registration Fee.............................  $  140,542
NASD fee.........................................      27,625
Nasdaq fee.......................................      17,500
Blue Sky fees and expenses (including legal
fees)............................................      25,000
Printing and engraving expenses..................     355,000
Legal fees and expenses..........................     290,000
Accounting fees and expenses.....................     220,000
Transfer agent and registrar fees................      15,000
Miscellaneous fees and expenses..................       9,333
                                                   ------------
  Total..........................................  $1,100,000
                                                   ============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Articles of Amendment and Restatement and By-Laws of the Company state that the Company shall indemnify, and advance expenses to, its directors and officers whether serving the Company or at the request of another entity to the fullest extent permitted by and in accordance with Section 2-418 of the Maryland General Corporation Law. Section 2-418 contains certain provisions which establish that a Maryland corporation may indemnify any director or officer made party to any proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with such proceeding unless it is established that the director's or officer's act or omission was material to the matter giving rise to the proceeding and the director or officer (i) acted in bad faith or with active and deliberate dishonesty; (ii) actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, had reasonable cause to believe that his act was unlawful. However, if the proceeding was one by or in the right of the corporation, indemnification may not be made if the director or officer is adjudged to be liable to the corporation. The statute also provides for indemnification of directors and officers by court order.

   Section 12 of Article II of the Amended By-Laws of Sinclair Broadcast Group, Inc. provides as follows:

   A director shall perform his duties as a director, including his duties as a member of any Committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by:

   (a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

   (b) counsel, certified public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

   (c) a Committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which Committee the director reasonably believes to merit confidence.

   A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted. A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

   The Company has also entered into indemnification agreements with certain officers and directors which provide that the Company shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the disposition of any claim or proceeding.

   The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Registrant's directors, officers and controlling persons against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   Since January 1, 1994 the Registrant has made no unregistered offers or sales of its securities except as follows:

   The Company issued 1,150,000 shares of Series A Preferred Stock in connection with the River City Acquisition. These shares (which were exchanged for a like number of shares of Series B Preferred Stock and are convertible into 4,181,818 shares of Class A Common Stock) were issued in a transaction not involving any public offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

   On March 12, 1997, the Company issued 2,062,000 shares of Series C Preferred Stock to KDSM, Inc., (a wholly owned subsidiary of the Company), which in turn issued $200 million aggregate principal amount of 11 5/8 % Senior Debentures due 2009 to Sinclair Capital (a trust, all of whose common securities are owned by KDSM, Inc.), which in turn issued $200 million aggregate liquidation value of 11 5/8 % High Yield Trust Offered Preferred Securities. Each of the securities was issued in a transaction not involving any public offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

   On July 2, 1997, the Company issued $200 million aggregate principal amount of 9% Senior Subordinated Notes due 2007. The securities were issued in a transaction not involving any public offering, exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

   EXHIBIT
   NUMBER                                                    DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------------
1.1*          Form of Underwriting Agreement
4.1           Form of Class A Common Stock Certificate (Incorporated by reference to the Company's registration statement on Form S-1, No. 33-90682)
5.1*          Form of Opinion of Wilmer, Cutler & Pickering (including the consent of such firm) regarding legality of securities being offered
5.2*          Form of Opinion of Thomas & Libowitz, P.A. (including the consent of such firm) regarding legality of securities being offered
23.1          Consent of Wilmer, Cutler & Pickering (incorporated herein by reference to Exhibit 5.1 hereto)
23.2          Consent of Arthur Andersen LLP, independent certified public accountants
23.3          Consent of KPMG Peat Marwick LLP, independent certified public accountants

                              II-2




   EXHIBIT
   NUMBER                                                    DESCRIPTION
------------  ---------------------------------------------------------------------------------------------------------
23.4          Consent of Price Waterhouse LLP, independent accountants, relating to Financial Statements of Kansas
              City TV 62 Limited Partnership
23.5          Consent of Price Waterhouse LLP, independent accountants, relating to financial statements of Cincinnati
              TV 64 Limited Partnership
23.6          Consent of Ernst & Young LLP, independent certified public accountants
23.7+         Consent of Barry Baker to be named as a director
23.8+         Consent of Roy F. Coppedge, III to be named as a director
24.1+         Powers of Attorney for David D. Smith, Frederick G. Smith, J. Duncan Smith, Robert E. Smith, Basil A.
              Thomas, William Brock, Lawrence McCanna and David B. Amy.

   * To be filed by amendment or as an exhibit to be incorporated by reference herein in connection with an offering of the offered securities.

   + Previously filed.

   (B) FINANCIAL STATEMENT SCHEDULES:

   Incorporated by reference to Schedule II of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended.

ITEM 17. UNDERTAKINGS

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   Provided, however, That paragraphs (1)(i) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, Maryland on the 13th day of August, 1997.


                                     SINCLAIR BROADCAST GROUP, INC.



                                     By: /s/ David D. Smith
                                        ------------------------------------
                                         David D. Smith
                                         Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                            TITLE                         DATE
----------------------------   -------------------------------------   ----------------
          *                    Chairman of the Board,                  August 13, 1997
-------------------------      Chief Executive Officer,
     David D. Smith            President and Director
                               (Principal executive officer)
     /s/ David B. Amy          Chief Financial Officer                 August 13, 1997
-------------------------
      David B. Amy             (Principal Financial and Accounting
                               Officer)
          *                    Director                                August 13, 1997
-------------------------
    Frederick G. Smith
          *                    Director                                August 13, 1997
-------------------------
     J. Duncan Smith
          *                    Director                                August 13, 1997
-------------------------
     Robert E. Smith
          *                    Director                                August 13, 1997
-------------------------
     Basil A. Thomas
          *                    Director                                August 13, 1997
-------------------------
   Lawrence E. McCanna


*By:  /s/ David B. Amy
     ----------------------------------
     David B. Amy
     Attorney-in-fact